SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Merriman Curhan Ford Group, Inc.
_____________________________________________________________________________
(NAME OF ISSUER)

                                                  Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

590418109
_____________________________________________________________________________
(CUSIP NUMBER)

Richard Gilden
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
_____________________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 24, 2010
_____________________________________________________________________________
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 590418109	13D

1		NAME OF REPORTING PERSONS Thomas I. Unterberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,627,906(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,627,906(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,627,906(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON IN

(1)	Issuable upon conversion of 813,953 shares of Series D Convertible Preferred Stock and exercise of warrants to purchase 813,953 shares of Common Stock.

This statement on Schedule 13D (the “Statement”) is being filed by Thomas I. Unterberg (the “Reporting Person”) as a result of the Reporting Person being removed as a reporting person on a Schedule 13D for ceasing to be a member of the group.  Accordingly, the Reporting Person is filing this Statement individually.

Item 1.	Security and Issuer

            This Statement relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Merriman Curhan Ford Group, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 600 California Street, 9th Floor, San Francisco, California, 94108.

Item 2.	Identity and Background

(a)           This Statement is filed by the Reporting Person.

(b)           The business address of the Reporting Person is 126 E. 56th Street, 26th Floor, New York, New York 10022.

(c)           The Reporting Person is employed by Unterberg Capital LLC (“Unterberg”).  Unterberg’s principal business is investment management and it operates out of an office located at 126 E. 56th Street, 26th Floor, New York, New York 10022.  The Reporting Person serves as the Chairman of Unterberg.

(d)-(e)           During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds

The Reporting Person expended $350,000 in acquiring the Common Stock of the Issuer.  The source of these funds was the personal funds of the Reporting Person.

Item 4.	Purpose of the Transaction

The Reporting Person is a current employee of Unterberg.  The Reporting Person acquired beneficial ownership of the Common Stock to which this Statement relates for investment and other employment-related purposes, pursuant to that certain Stock Purchase Agreement, dated as of August 27, 2009 by and among the Issuer, the Reporting Person and the other Investors listed therein (the “Stock Purchase Agreement”). Pursuant to the Stock Purchase Agreement, the Reporting Person purchased, in a private placement, shares of the Issuer’s newly issued Series D Convertible Preferred Stock, par value $0.0001 per share (the “Preferred Shares”) at a cash purchase price of $0.43 per share.  Pursuant to the Stock Purchase Agreement, for each Preferred Share purchased, the Reporting Person also received a warrant (the “Warrants”) to purchase one additional share of Common Stock at a purchase price of $0.65 per share. The Issuer also made customary representations, warranties and covenants in the Stock Purchase Agreement.

The Preferred Shares are entitled to a dividend of six percent per annum, payable in arrears on the last day of each calendar month, commencing August 30, 2009, payable in preference to any dividend or distribution on the Common Stock. Upon a Liquidation Event (as defined in the Certificate of Designation of Series D Convertible Preferred Stock (the "Certificate of Designation")), each holder of Preferred Shares will be entitled, prior to payment to the holders of Common Stock or any other class of preferred stock, the sum of $0.43 (subject to adjustment as set forth in the Certificate of Designation) and all then accrued and unpaid dividends on the Preferred Shares. Following such payment, the holders of Preferred Shares will be entitled to any remaining amounts available for distribution on an as converted to common stock basis, as described below.

The Preferred Shares are convertible into Common Stock at any time at the option of a holder (so long as the aggregate conversion price for all such shares converted is not less than $100,000 or such lesser amount representing all of the Preferred Shares then owned by the holder) into the number of shares of Common Stock equal to the number of Preferred Shares being converted multiplied by a fraction, the numerator of which is $0.43 and the denominator of which is the Conversion Price (as defined in the Certificate of Designation), which is initially $0.43. The Conversion Price is subject to downward adjustment for certain dilutive events as set forth in more detail in the Certificate of Designation.

The Preferred Shares will automatically convert to Common Stock at the Issuer's option upon 10 days written notice if (i) the 30 day average closing sale price for the Common Stock is at or above $3.00 at the time the notice is provided by the Issuer; (ii) the average weekly trading volume for the four week period immediately preceding delivery of such written notice of conversion is 30,000 shares or more, and (iii) either (A) a registration statement which includes all outstanding Preferred Shares has been declared effective by the Securities and Exchange Commission; or (B) all outstanding shares of Preferred Shares may be sold under Rule 144 promulgated under the Securities Act of 1933, as amended, or any equivalent successor rule, within a three month period.

Holders of Preferred Shares shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Shares held by such holder could be converted as of the record date. In addition, so long as at least 2,500,000 shares (as adjusted for stock splits, dividends, recapitalizations and the like) of Preferred Shares remain outstanding, the holders of Preferred Shares, voting as a separate class, shall be entitled to elect four members of the Issuer's Board of Directors. Further, so long as 2,500,000 shares (as adjusted for stock splits, dividends, recapitalizations and the like) of Preferred Shares remain outstanding, the affirmative vote of a majority of interest in the Preferred Shares is required to alter or change adversely the powers, preferences, or rights given to the Preferred Shares; authorize any class of stock with superior preferences to the Preferred Shares; amend the Issuer's Certificate of Incorporation or bylaws in any manner that adversely affects any rights of the Preferred Shares; increase the number of authorized shares of Preferred Shares; or effect a Liquidation Event; and the affirmative vote of the holders of at least 66 2/3% of Preferred Shares is required to authorize any new stock option, restricted stock or other equity compensation plan; change the size of the Issuer's Board of Directors; incur certain indebtedness for borrowed money (subject to certain exceptions set forth in the Certificate of Designation); or approve any replacement for Peter Coleman with the Issuer (subject to certain conditions set forth in the Certificate of Designation).

In connection with the purchase of the Preferred Shares and the Warrants, the Reporting Person, the Issuer and the other investors designated therein entered into an Investors' Rights Agreement dated as of August 27, 2009 (the "Investors' Rights Agreement"). The Investors' Rights Agreement provides for registration of the Common Stock underlying the Preferred Shares and the Warrants (as well as other warrants that may be issued pursuant to the Investor Rights Agreement), through a shelf registration statement, or, under certain circumstances as set forth in the Investors' Rights Agreement, demand and piggyback registration statements. Should the Issuer fail to register such securities within the time limits set forth in the Investors' Rights Agreement, the Issuer will issue additional warrants to purchase up to 900,000 shares of Common Stock to the holders of the Series D Preferred Stock who are party to the Investors’ Rights Agreement, in the amounts and on the terms set forth in the Investors' Rights Agreement. Pursuant to a letter regarding the Investors' Rights Agreement issued to the Reporting Person on August 27, 2009, the Issuer agreed to use its best efforts to increase the number of additional warrant shares to be issued (to up to 971,000) and to register any warrants issuable pursuant to the Investors' Rights Agreement.  The Investors' Rights Agreement also provides for the issuance of warrants for Common Stock equal to the aggregate Common Stock issuable under the Warrants (the "Merriman Warrants") should D. Jonathan Merriman cease to serve as Chief Executive Officer of the Issuer prior to the third anniversary of the Investors' Rights Agreement, provided however that the Merriman Warrants will not be issued if Mr. Merriman ceases to serve as Chief Executive Officer of the Issuer due to his death, his termination by the Issuer other than for Cause (as defined in the Investors' Rights Agreement) or Mr. Merriman terminates his employment for Good Reason (as defined in the Investors' Rights Agreement). The Investors' Rights Agreement also provides for the issuance of warrants to purchase Common Stock should the Issuer fail to keep a life insurance policy in place with respect to Mr. Merriman prior to the fifth anniversary of the Investors' Rights Agreement, in the amounts and on the conditions set forth in the Investors' Rights Agreement. The Investors' Rights Agreement also provides for the designation of the directors to be selected by the holders of Preferred Shares. Pursuant to the Investors' Rights Agreement, Andrew Arno has the right to designate one of the four directors to be selected by the holders of Preferred Shares. The Investors' Rights Agreement also provides for preemptive rights with respect to certain issuances of Issuer securities.

The Reporting Person, at any time and from time to time, may acquire additional Common Stock or dispose of any or all of his Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.  The Reporting Person may engage in communications with one or more shareholders of the Issuer, regarding, among other items, its business, operations, policies, management, structure, operations or capitalization.   Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Person, at any time and from time to time, may review or reconsider his position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The foregoing descriptions of the Stock Purchase Agreement, Certificate of Designation, Warrant and Investors' Rights Agreement are qualified in their entirety by reference to the text of those agreements, which are filed as Exhibits 1 through 4, respectively, and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a)           The aggregate percentage of shares of Common Stock reported owned by the Reporting Person is based upon 12,824,294 shares of common stock outstanding on March 15, 2010, which is the total number of shares of Common Stock reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

As of the date hereof, the Reporting Person beneficially owns 1,627,906 shares of Common Stock of the Issuer, issuable upon conversion of 813,953 shares of Series D Convertible Preferred Stock and exercise of warrants to purchase 813,953 shares of Common Stock.  The Reporting Person’s beneficial ownership constitutes 11.3% of the Common Stock outstanding.

(b)           The Reporting Person has sole (and not shared) voting and dispositive power of the shares of Common Stock reported as beneficially owned by him.

(c)            Except as reported herein, the Reporting Person has not effected any transactions in the Issuer's securities.

(d)           Not Applicable.

(e)   Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person is party to the Stock Purchase Agreement, Certificate of Designation, Warrant and Investors' Rights Agreement described in Item 4.  Copies of such agreements are attached hereto as Exhibits 1 through 4 and are incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 1.	Series D Preferred Stock Purchase Agreement dated as of August 27, 2009, by and among the Issuer and the persons and entities listed on the Schedule of Investors attached thereto.

Exhibit 2.	Certificate of Designation of Series D Convertible Preferred Stock of the Issuer.

Exhibit 3.	Common Stock Purchase Warrant.

Exhibit 4.	Investors’ Rights Agreement dated as of August 27, 2009, by and among the Issuer, and the persons and entities listed on Exhibit A and Exhibit B thereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 24, 2010

/s/ Thomas I. Unterberg
Thomas I. Unterberg